UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 10

DRUG SCREENING SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

262238306
(CUSIP Number)

Mr. John Pappajohn
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

June 19, 1997
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####
       Mary Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       1,433,458

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       1,433,458

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,433,458

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       31.2%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

This amends and supplements the statement on Schedule 13D (the "Statement") filed with the Commission by John and Mary
Pappajohn (the "Purchasers") with respect to their ownership of Common Stock, $.001 par value per share of Drug Screening Systems, Inc., a Pennsylvania Corporation (the "Company"). Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.


Item 5.     Interest in Securities of the Issuer

     (a) As of the date of this Statement, the Purchasers beneficially owned an aggregate of 1,291,727 shares of Common Stock and Warrants to purchase 141,731 shares of Common Stock. Such shares of Common Stock and Warrants represent 31.2% of the outstanding Common Stock of the Company, based upon 4,587,748 shares of Common Stock actually outstanding as of June 19, 1997, assuming conversion of all of the Purchasers' Warrants into Common Stock.

     (b) The Purchasers have sole power to vote or direct the vote and sole power to dispose or direct the disposition of all Warrants and shares of Common Stock that they own.

     (c) One June 19, 1997 Mr. Pappajohn acquired 200,000 shares of Common Stock at a price of $0.25 per share upon the conversion of a $50,000 promissory note between the Company and Mr.
Pappajohn.

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 1997

/s/ John Pappajohn
-------------------
John Pappajohn